UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 27, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intersections Inc.

File No. 000-50580 - CF#29747

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Intersections Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2013, and requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2012.

Based on representations by Intersections Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.1	10-Q	May 10, 2012	through January 1, 2017
10.1.1	10-Q	May 9, 2013	through January 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary